Almere, The Netherlands
October 22, 2013

ASM INTERNATIONAL N.V. ANNOUNCES AVAILABILITY AND TIMING OF THE 2013 THIRD QUARTER RESULTS CONFERENCE CALL AND WEB CAST

ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will report operating results for the 2013 third quarter ended September 30, 2013 at approximately:

•	00:00 (midnight) Continental European Time – Thursday/Friday, October 31, 2013

•	7:00 p.m. US Eastern Time – Thursday, October 31, 2013.

ASM International will host an investor conference call and web cast on Friday, November 1, 2013 at 15:00 Continental European Time (10:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0412

•	International: + 44 (0)20 3427 1919

•	The Netherlands: + 31 (0)20 716 8295

•	Access Code: 9228211

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, for a duration of 7 days starting on November 1, 2013.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	England: + 44 (0)20 3427 0598

•	The Netherlands: +31 (0)20 708 5013

•	Access Code: 9228211

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT:

Investor Relations

Victor Bareno
+31 88 100 8500
Victor.Bareno@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
Maryjo.Dieckhaus@asm.com

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